

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2011

Jeffrey Beunier
Chief Financial Officer
Recovery Energy, Inc.
1515 Wynkoop St., Suite 200
Denver, CO 80202

> **Re:** **Recovery Energy, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 8, 2011**
> **File No. 333-169070**

Dear Mr. Beunier:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Your amendment purports to register the resale of more than twice as many shares as when you initially filed the registration statement on August 26, 2010. Please explain to us why these additional shares were not included with the initial filing. If true, explain why you believe that the offering of these additional shares is consistent with the interpretive guidance on general solicitation provided in Securities Act Release No. 8828 (August 10, 2007). Refer also to Questions and Answers 139.25 and 139.27, Compliance and Disclosure Interpretations, Securities Act Sections, available at the following address: http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm We may have additional comments.

2. Please update your filing to include audited financial statements for the year ended December 31, 2010 to comply with Rule 8-08(b) of Regulation S-X. Update related disclosure throughout.

3.   We note your response to prior comment 2 from our letter to you dated September 23, 2010, and we reissue the comment. Please provide the disclosure required by Item 1200 of Regulation S-K for the last fiscal year.

Notes to the Unaudited Pro Forma Condensed Financial Statements, page 15

Note 1 – Adjustments to Pro Forma Statements of Operations, page 15

4.   We have read your response to prior comment 8, noting that you have amended your narrative disclosures under f. to include all of the shares issued in conjunction with the financing of your 2010 property acquisitions in your computation of the pro forma weighted average shares. However, it appears that you need further adjustment to your pro forma combined weighted average number of common shares presented in your pro forma statement of operations for the nine months ended September 30, 2010 or the most current pro forma period presented. Please revise accordingly.

5.   We have read your response to prior comment 9, noting your explanation under g. that in order to avoid double expensing, you reversed $701,290 of royalty interest expense that was recorded in both your historical financial information for the three month period ended March 31, 2010 and in the pro forma statements of operations for the year ended December 31, 2009. Clarify for us why the $701,290 royalty interest expense was included in both 2009 and 2010 periods.

Business – Recent Developments and Related Transactions, page 21

6.   With regard to your new disclosure, we remind you of prior comment 12 from our letter to you dated September 23, 2010. Provide all required disclosure, including the identities of the shareholders you reference, as appropriate.

7.   We note your response to prior comment 14 from our letter to you dated September 23, 2010. Provide updated disclosure, including a listing of the aggregate amount(s) in default, if any. Clarify whether the June 30, 2010, payment is the only payment which is in dispute or which has not been paid as scheduled.

Executive Compensation, page 29

8.   Update your executive compensation disclosure to reflect compensation for your most recent fiscal year.

Selling Stockholders, page 35

9.   We note your response to prior comment 18 from our letter to you dated September 23, 2010, and we reissue the comment.

Audited Financial Statements for the Year Ended December 31, 2009

Note 3 – Merger Transactions, page F-11

10.   We note your response to prior comment 21, indicating that your Chairman and
        controlling shareholder group acquired 5,000,000 common shares from the former
        shareholders of Universal Holdings, Inc. in conjunction with the reverse merger. Please
        address the following points:

        •   Describe the extent of any consideration paid or received by the shareholders for
                the 5,000,000 shares.

        •   Absent any consideration paid or received for the shares, tell us why you did not
                use carryover basis to record the exchange of the 5,000,000 shares, since a reverse
                merger between a private operating company and a public shell entity is ordinarily
                viewed as a reverse recapitalization accounted for at book value.

        •   Describe any conditions that need to be met, other than the lapse of the 120 day
                period, that would obligate the former shareholders of Universal to return the 5
                million shares. Please reference the applicable section in the purchase agreement
                which describes this obligation.

Note 4 – Attempted Property Acquisitions and Commitments, page F-12

11.   We note your response to prior comment 22 indicating that your re-acquisition of the
        Wilke Field property on January 28, 2010 was completed under different terms, including
        a January 1, 2010 effective date instead of a December 1, 2009 effective date.   Please
        describe the remaining significant different terms that support your view that the $5.1
        million option payment is not associated with and should not be capitalized as part of
        your acquisition of the Wilke Field property in January 2010.

Unaudited Consolidated Financial Statements for the Nine Months Ended September 30, 2010

Note 7 – Acquisitions, page F-30

12.   We note your response to prior comment 23 relating to your inclusion of audited
        statements of revenues and direct expenses for the acquisitions of the Wilke, Albin and
        State Line properties. As it appears that you have succeeded to substantially all of the
        business of Wilke and your operations prior to the succession appear insignificant relative to
        the operations of the acquired entity, Wilke is considered your predecessor. As a result a
        full set of audited historical financial statements of the predecessor is required in your
        Form S-1 and the Form 8-K reporting the acquisition.

        We cannot waive the requirements of Forms S-1 and 8-K. We acknowledge your
        inability to file the full audited financial statements of the acquired predecessor business

and pro forma financial statements for the periods required by the Forms. Since you did not file the required financial statements and pro forma financial information within the extended time period provided by Form 8-K when initially reporting the acquisition, we will not consider the Form 8-K to have been timely filed for purposes of Form S-3.

Further, until you file full audited financial statements of the acquired predecessor business, and of the predecessor of the predecessor business, for the time span required under Article 8 of Regulation S-X and the pro forma financial information required under Article 11 of Regulation S-X, we will not declare effective any registration statements or post-effective amendments.

In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation, until you file the required financial statements. This restriction does not apply to:

(a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights;

(b) dividend or interest reinvestment plans;

(c) employee benefit plans;

(d) transactions involving secondary offerings; or

(e) sales of securities under Rule 144.

Once you file audited financial statements of the registrant that include the post-acquisition results of operations of the acquired predecessor business for an appropriate period (that is, audited financial statements for the year ended December 31, 2011), we will, at your request, consider accepting audited pre-acquisition full financial statements of the predecessor business for a period of time less than that required under Article 8 of Regulation S-X.

Note 8 – Shareholders' Equity, page F-31

13.   We note your disclosure on page F-32 indicating that you issued 3,414,000 five year replacement warrants with an exercise price of $2.20 per share in conjunction with the cash exercise of warrants at $1.50 per share by warrant holders in September 2010. Tell us your accounting for these replacement warrants.

Exemption from registration claimed, page II-4

14.   As discussed in comment 12 above, it appears that you have not yet filed certain required financial statements. Please explain to us how you were properly able to complete your

private placements in the absence of these financial statements, or explain why these financial statements were not necessary in the context of the placements.

Signatures / Power of Attorney

15.   Provide all required signatures. If you intend to indicate that someone is signing for another individual, ensure that you provide appropriate explanatory text. For example, you include asterisks without explaining the significance of the asterisks, and you also provide an asterisk next to an individual's name, rather than next to his signature.

Exhibit 5.1

16.   Please obtain and file an opinion of counsel that relates to the securities being offered pursuant to this registration statement. For example, the current opinion refers to a number of shares in excess of the number listed on the cover page of the prospectus, and it also refers to shares to be issued upon the exercise of warrants.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Craig Arakawa at (202) 551-3650 or Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Jeffrey M. Knetsch (via facsimile)